DISH DBS CORPORATION
9601 South Meridian Boulevard

Englewood, CO 80112

July 23, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joyce Sweeney Kathleen Collins
Jeff Kauten
Larry Spirgel
Division of Corporation Finance

Re:	DISH DBS Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2021
Filed May 4, 2021
File No. 333-3192

Ladies and Gentlemen:

DISH DBS Corporation (the “Company”) is submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 14, 2021 (the “Comment Letter”) with respect to the Form 10-Q for the Quarterly Period Ended March 31, 2021 filed with the Commission by the Company on May 4, 2021 (the “Form 10-Q”).

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-Q.

Form 10-Q for the Quarterly Period Ended March 31, 2021

Financial Statements

Note 10. Financial Information for Subsidiary Guarantors, page 29

1.	The disclosures specified in Rule 13-01(a) of Regulation S-X are required for each guaranteed security subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Based on Exhibit 22 filed in response to prior comment 1, we note that Sling TV Holding L.L.C. is a subsidiary that guarantees the 7.375% Senior Notes due 2028 issued by DISH DBS Corporation, but does not guarantee the other Senior Notes listed therein. Please tell us how you considered this difference in subsidiary guarantors in the financial and non-financial disclosures required by Rule 13-01 included in your Form 10-Q, and whether separate disclosures distinguishing between each issuer and guarantor structure and/or guaranteed security are necessary.

Response: In response to the Staff’s comment, and as discussed during a call with the Staff on July 19, 2021, the Company respectfully advises the Staff that, after consideration of the financial and non-financial disclosure requirements in Rule 13-01 of Regulation S-X in the context of the Company’s particular facts and circumstances, the Company determined that separate disclosures distinguishing between each issuer and guarantor structure and/or guaranteed security are not necessary because there are no material differences between the senior notes guaranteed by all of the Company’s operating subsidiaries and the senior notes guaranteed by the Company’s operating subsidiaries other than Sling TV Holding L.L.C. However, in consideration of the Comment Letter and the Company’s discussion with the Staff, the Company has revised the disclosure initially proposed in the Company’s response letter dated July 2, 2021, and undertakes to provide disclosure substantially similar to the following in future filings in which disclosure pursuant to Rules 3-10 and 13-01 of Regulation S-X is required:

Securities and Exchange Commission

July 23, 2021

Our senior notes are fully and unconditionally guaranteed, jointly and severally on a senior unsecured basis by certain of our wholly owned subsidiaries (the “Guarantors”).

Our 7.375% Senior Notes due 2028 and 5.125% Senior Notes due 2029 are guaranteed by our current principal operating subsidiaries. Our 6.75% Senior Notes due 2021, 5.875% Senior Notes due 2022, 5% Senior Notes due 2023, 5.875% Senior Notes due 2024 and 7.75% Senior Notes due 2026, are guaranteed by our current principal operating subsidiaries other than Sling TV Holding L.L.C. (“Sling TV”). However, Sling TV, including all of its assets and operations, is a wholly owned subsidiary of DISH Network L.L.C., which is a Guarantor on all of our outstanding senior notes. Certain of our wholly owned subsidiaries are designated as “Unrestricted Subsidiaries” and do not guarantee any of our senior notes. These Unrestricted Subsidiaries are non-operating entities that hold minimal or no assets.

We and our subsidiaries participate with our parent company, DISH Network Corporation, in a centralized system for the management of our cash and marketable investment securities. Please see Note 3 in the Notes to our Condensed Consolidated Financial Statements on this Quarterly Report on Form 10-Q for further information.

The assets, liabilities and results of operations of the combined issuer and guarantors (excluding Unrestricted Subsidiaries) of the guaranteed securities are not materially different than corresponding amounts presented in the condensed consolidated financial statements of the parent company issuer. Therefore, summarized financial information of the issuer and the guarantor subsidiaries is not required.

The below descriptions apply to all of our existing senior notes. There are no material differences between our senior notes guaranteed by all of our current principal operating subsidiaries and our senior notes guaranteed by our current principal operating subsidiaries other than Sling TV, a wholly owned subsidiary of DISH Network L.L.C., which is a Guarantor on all of our outstanding senior notes.

The guarantee of a Guarantor will be deemed automatically discharged and released in accordance with the terms of the applicable indenture (i) in connection with any direct or indirect sale, conveyance or other disposition of all of the capital stock or all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), if such sale or disposition is made in compliance with the applicable provisions of the indenture; (ii) if such Guarantor is dissolved or liquidated in accordance with the provisions of the indenture; (iii) if we designate any such Guarantor as an “Unrestricted Subsidiary” in compliance with the terms of the indenture; or (iv) with respect to a Guarantor which constitutes a Non-Core Asset (as such term is defined in the applicable indenture), upon the sale or other disposition of certain equity interests of such Guarantor, if such sale or disposition is made in compliance with the applicable provisions of the indenture.  There are no restrictions on our ability to obtain cash dividends or other distributions of funds from the Guarantors, except those imposed by applicable law.

Securities and Exchange Commission

July 23, 2021

The rights of holders of the senior notes against the Guarantors may be limited under the U.S. Bankruptcy Code or state fraudulent transfer or conveyance law. Under certain circumstances (including a finding that a Guarantor was insolvent at the time its guarantee of the senior notes was issued), a court could hold that the obligations of a Guarantor under a guarantee may be voided or are subordinate to other obligations of the Guarantor.  Each guarantee contains a provision intended to limit the Guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance or transfer under U.S. federal or state law.

***

We hope that the foregoing has been responsive to the Staff’s comments. Please contact Brandon Ehrhart at (720) 514-5297 or brandon.ehrhart@dish.com should you require further information.

Very truly yours,

/s/ Paul Orban
Paul Orban
Executive Vice President and Chief Financial Officer

cc:	Brandon Ehrhart
DISH DBS Corporation

Scott D. Miller

Sullivan & Cromwell LLP